UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

YP CORP.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
987824109
(CUSIP Number)
Timothy G. Ewing
Ewing & Partners
4514 Cole Avenue, Suite 808
Dallas, TX 75205
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedulhttp://www.broadcasturban.net/player/wbls/skin/wbls_r2_c5.jpge because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

7,026,773

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

7,026,773

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,026,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

7,026,773

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

7,026,773

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,026,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

7,026,773

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

7,026,773

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,026,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance General Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

7,026,773

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

7,026,773

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,026,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners (Q.P.), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

4,922,001

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

4,922,001

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,922,001

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	987824109

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

2,104,722

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

2,104,722

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,104,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

AMENDMENT NO. 2 TO SCHEDULE 13D

            This Amendment No. 2 to Schedule 13D is being filed on behalf of (i) Endurance Partners, L.P., a Texas limited partnership (“Endurance”), (ii) Endurance Partners (Q.P.), L.P., a Texas limited partnership (“Endurance QP”), (iii) Endurance General Partners, L.P., a Texas limited partnership (“Endurance GP”), (iv) Ewing & Partners, a Texas general partnership (“E&P”), (v) Ewing Asset Management, LLC, a Texas limited liability company (“EAM”), and (vi) Timothy G. Ewing, a United States citizen (“Mr. Ewing”) (all such persons collectively referred to herein as the “Reporting Persons”), as an amendment to the Statement on Schedule 13D, relating to shares of common stock (“Common Stock”) of YP Corp. (the “Issuer”), as originally filed with the Securities and Exchange Commission ("SEC") on August 7, 2006, and as previously amended (the “Statement”).

            This amendment is being made to disclose (i) the purchase of Issuer’s Common Stock by Endurance and Endurance QP, and (ii) a change in the Reporting Persons’ percentage of beneficial ownership of the Common Stock, resulting from an acquisition of the Issuer's Common Stock.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety to read:

            The securities reported as beneficially owned by the Reporting Persons were acquired with funds of approximately $5,063,000 (including brokerage commissions).  All such funds were provided from the working capital of Endurance and Endurance QP.  Endurance and Endurance QP maintain separate investment funds consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities.

Item 5	Interest in Securities of the Issuer

            (a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 7,026,773 shares of Common Stock, representing 10.6% of the Issuer’s outstanding Common Stock.

            For purposes of the above calculation and all calculations herein relating to the Reporting Persons’ percentage of beneficial ownership of the Common Stock, this statement assumes that 66,090,858 shares of Common Stock are issued and outstanding.  That sum includes (i) the 50,122,344 shares of Common Stock that were outstanding as of May 1, 2007 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007), and (ii) the 14,504,808 shares of Common Stock that were authorized for issuance to former holders of LiveDeal, Inc. common stock in connection with a merger of the Issuer and LiveDeal, Inc. ("the Merger") and the 1,463,706 shares of Common Stock issued to cancel $1,021,666 of LiveDeal, Inc. debt in connection with the Merger (as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 7, 2007).

            The Reporting Persons other than Endurance, Endurance QP and Endurance GP each expressly disclaim beneficial ownership for all purposes of the Common Stock held by Endurance and Endurance QP.

            (b) Endurance and Endurance QP are advisory clients of E&P.  Endurance is the beneficial owner of 2,104,722 shares of Common Stock, representing approximately 3.2% of the outstanding Common Stock.  Endurance QP is the beneficial owner of 4,922,001 shares of Common Stock, representing approximately 7.4% of the outstanding Common Stock.  Endurance GP, as the general partner of Endurance and Endurance QP, EAM, as the general partner of Endurance GP, and Mr. Ewing, as the member of EAM, may be deemed, for purposes of Rule 13d-3 under the Act, to be the beneficial owner of the shares of Common Stock held by Endurance and Endurance QP.

            Since E&P’s advisory contracts with Endurance and Endurance QP grant E&P sole investment power and sole voting power over the securities owned by its advisory clients, E&P may be deemed to be the beneficial owner of all of the 7,026,733 shares of Common Stock, representing 10.6% of the outstanding shares of Common Stock, owned by Endurance and Endurance QP.  Mr. Ewing, as managing partner of E&P, may also be deemed, for purposes of Rule 13d-3 under the Act, to be the beneficial owner of all of the shares of Common Stock owned by Endurance and Endurance QP.

            However, all of the Reporting Persons other than Endurance, Endurance QP, and Endurance GP disclaim beneficial ownership of such shares of Common Stock owned by Endurance and Endurance QP, and disclaim membership in any “group” with respect to the shares of Common Stock for purposes of Sections 13(d) and 13(g) under the Act or for any other purpose under any other provision of the Act or the rules and regulations promulgated thereunder.

            (c) On June 26, 2007 Endurance QP purchased 885,227 shares, and Endurance purchased 387,523 shares, of the Issuer's Common Stock, in open market transactions at $0.73 per share.

            (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement.

            (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ewing & Partners
Date: June 28, 2007

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Timothy G. Ewing
Date: June 28, 2007

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Asset Management, LLC
Date: June 28, 2007

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance General Partners, L.P.
Date: June 28, 2007

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners (Q.P.), L.P.
Date: June 28, 2007

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners, L.P.
Date: June 28, 2007

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of August 2006.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing